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AMENDMENTS OF THE ARTICLES OF ASSOCIATION

Reference is made to (i) the announcement of China Southern Airlines Company Limited (the “Company”) dated 8 March 2010 in relation to, inter alia, the specific mandates for issuances of new A Shares and new H Shares of the Company (the “Issuances”); (ii) the circular of the Company dated 16 March 2010 in relation to the Issuances (the “Circular”); (iii) the announcement of the Company dated 1 November 2010 in relation to the completion of the issuance of H Shares of the Company pursuant to the specific mandate; and (iv) the announcement of the Company dated 1 November 2010 in relation to the completion of the issuance of A Shares pursuant to the Issuance. Terms used herein have the same meanings as ascribed to them in the Circular.

At the extraordinary general meeting of the Company on 30 April 2010, the Board was authorized by the Shareholders to amend the corresponding terms of the Articles of Association to reflect the increases in the registered capital of the Company as a result of the completion of the Issuances. As the Issuances were completed on 1 November 2010, certain provisions in the Articles of Association have been amended to reflect the completion of such Issuances and such amendments became effective on 24 May 2011 pursuant to the approval issued by the relevant PRC government authorities recently received by the Company as well as the resolution passed by the Board of the Company.

The amendments to the Articles of Association are as follows:

1.           The original Article 3 of the Articles of Association reads:

“Under the approval from the competent securities authority of the State Council Zhen Wei Fa 【1997】 No. 33, the Company was listed on the Stock Exchange of Hong Kong Limited and New York Stock Exchange respectively in July 1997 with an issuance of a total of 1,174,178,000 H shares. The Company’s proposal for issuing 1,000,000,000 A shares with a par value of RMB1.00 each was passed at the extraordinary general meeting held on 21 May 2002, and approved by the document (2003) No. 70 issued by the China Securities Regulatory Commission in 2003. In July 2003, 1,000,000,000 A shares of the Company’s with a par value of RMB1.00 each were successfully issued and listed on Shanghai Stock Exchange. The Company's proposal for the bonus share issues by conversion of capital reserve on the basis of 5 new shares for 10 existing shares was passed at the 2007 annual general meeting held on 25 June 2008 and was approved by the Ministry of Commerce (Shang Zi Pi [2008] No. 1094) on 14 August 2008.

The non-public issue of 721,150,000 A Shares and non-public issue of 721,150,000 H Shares were passed at the 1st 2009 Extraordinary General Meeting, 1st 2009 A Shares Class Meeting and 1st 2009 H Shares Class Meeting of the Company held on 26 February 2009 and was approved by the China Securities Regulatory Commission (Zheng Jian Xu Ke [2009] No. 541) on 18 June 2009 and (Zheng Jian Xu Ke [2009] No. 449) on 2 June 2009 and respectively. 721,150,000 A Shares were successfully issued and listed on the Shanghai Stock Exchange on 20 August 2009 and 721,150,000 H Shares were successfully issued and listed on the Hong Kong Stock Exchange on 21 August 2009.”

An additional provision shall be added as the third paragraph as follows:

"The non-public issue of not more than 1,766, 780, 000 A Shares and non-public issue of 312,500,000 H Shares were passed at the 1st 2010 Extraordinary General Meeting, 1st 2010 A Shares Class Meeting and 1st 2010 H Shares Class Meeting of the Company held on 30 April 2010 and was approved by the China Securities Regulatory Commission (Zheng Jian Xu Ke [2010] No. 1215) on 1 September 2010 and (Zheng Jian Xu Ke [2010] No. 1243) on 9 September 2010 respectively. 1,501,500,000 A Shares were successfully issued and listed on the Shanghai Stock Exchange on 29 October 2010 and 312,500,000 H Shares were successfully issued and listed on the Hong Kong Stock Exchange on 1 November 2010.”

2. The original Article 7 of the Articles of Association reads:

“The Company’s registered capital is RMB 8,003,567,000.”

Article 7 is amended as:

“The Company’s registered capital is RMB 9,817,567,000.”

3. The original fourth paragraph of Article 29 of the Articles of Association reads::

After the above issues of A Shares and H Shares, the current share capital structure of the Company is: (a) 4,021,150,000 A Shares held by the promoter, representing 50.24% of the total share capital; (b) 1,500,000,000 A Shares held by domestic investors, representing 18.74% of the total share capital; and (c) 2,482,417,000 H Shares held by foreign investors, representing 31.02% of the total share capital.”

An additional provision shall be added as the fourth paragraph and the original fourth paragraph (now the fifth paragraph) of Article 29 is amended as follows:

“The Company had conducted non-public issue of 1,501,500,000 A Shares and 312,500,000 H Shares, of which 123,900,000 A Shares were subscribed by the promoter of the Company, 1,377,600,000 A Shares were subscribed by eight investors and the said H Shares were all subscribed by Nan Lung Holding Limited.

After the above issues of A Shares and H Shares, the current share capital structure of the Company is: (a) 4,145,050,000 A Shares held by the promoter, representing 42.22% of the total share capital; (b) 2,877,600,000 A Shares held by domestic investors, representing 29.31% of the total share capital; and (c) 2,794,917,000 H Shares held by foreign investors, representing 28.47% of the total share capital.”

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People’s Republic of China

24 May 2011

As at the date of this announcement, the Directors include Si Xian Min, Li Wen Xin and Wang Quan Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Chen Zhen You as executive Directors; and Gong Hua Zhang, Lam Kwong Yu, Wei Jin Cai and Ning Xiang Dong as independent non-executive Directors.